UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Maipú 1
C1084ABA
City of Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, March 26, 2018.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:    Relevant Event. Report on Repurchase of Shares.

Dear Sirs,

I am writing to you to inform you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in addition to the Relevant Events published on March 20th, 21st and 23rd, 2018, as to update the shares acquired in the process to repurchase its own shares that will be destined for the implementation of a Share Compensation Plan, in accordance with art. 64 of Law 26.831 and the National Securities Commission (“Comisión Nacional de Valores”) regulation and the terms and conditions approved by the Board of Directors on its meeting held on March 8, 2018 as informed to the market on the Relevant Event published on that same date.

We inform that, on the Relevant Event published on March 23rd, 2018 due to a mistake we informed that the Company had acquired “400,000 of its own ordinary shares, with a nominal value of AR$1 each, and one vote per share” but the Company had acquired 40.000 instead. Due to this mistake on the Relevant Event dated March 23rd, 2018 where it says 400.000 it should say 40.000 of its own ordinary shares, with a nominal value of AR$1 each, and one vote per share, for an amount of AR$ 1,983,960.

To this regard, I inform that today the Company has acquired 234,750 of its own ordinary shares, with a nominal value of AR$1 each, and one vote per share; and 16,000 ADRs (each representative of 25 ordinary shares of the Company) in the amount and at a price per share and ADR that is described below:

Date of Acquisition	Amount of Shares	Price AR$	Total Amount - AR$	Broker
Mar-26-18	234,750	49.74740	11,678,202	SBS Trading S.A.

Date of Acquisition	Amount of ADRs	Price US$	Total Amount - US$	Broker
Mar-26-18	16,000	61.784200	988,547	SBS Trading S.A.

Due to the above mentioned, we inform that today the Company has reached the maximum amount authorized by the Board of Directors for the process to repurchase its own shares. In consequence, we inform to the market that the process has ended.

Sincerely.

________________________________

María Agustina Montes

Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 26, 2018

Pampa Energía S.A.

By:	/s/ Marcos Marcelo Mindlin
Name: Marcos Marcelo Mindlin Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.